ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 27, 2023

DATE AND TIME: On April 27, 2023, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the attendance of the Board Members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Taking into account the resolutions of Stockholders at the Company's Annual General Stockholders' Meeting held on April 25, 2023 and after debating the topics below, the Board Members resolved as follows:

BOARD OF DIRECTORS

1) To appoint PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL as Co-chairmen.

2) To appoint RICARDO VILLELA MARINO as Vice Chairman.

BOARD OF OFFICERS

3) To register the removal of Officer ANDRÉ SAPOZNIK that took place on March 3, 2023.

4) To set at 31 the number of seats on the Board of Officers for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders' Meeting of 2024, composed of the Chief Executive Officer and Member of the Executive Committee, 12 Officers and Members of the Executive Committee and 18 Officers.

5) To reelect MILTON MALUHY FILHO, ALEXANDRE GROSSMANN ZANCANI, ALEXSANDRO BROEDEL LOPES, ANDRÉ LUIS TEIXEIRA RODRIGUES, CARLOS FERNANDO ROSSI CONSTANTINI, FLÁVIO AUGUSTO AGUIAR DE SOUZA, JOSÉ VIRGILIO VITA NETO, MARINA FAGUNDES BELLINI, MATIAS GRANATA, PEDRO PAULO GIUBBINA LORENZINI, RICARDO RIBEIRO MANDACARU GUERRA, SERGIO GUILLINET FAJERMAN, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, DANIEL SPOSITO PASTORE, EMERSON MACEDO BORTOLOTO, ERIC ANDRÉ ALTAFIM, JOSÉ GERALDO

FRANCO ORTIZ JUNIOR, LINEU CARLOS FERRAZ DE ANDRADE, LUCIANA NICOLA SCHNEIDER, MAIRA BLINI DE CARVALHO, MARIO NEWTON NAZARETH MIGUEL, PAULO SERGIO MIRON, RENATO BARBOSA DO NASCIMENTO, RENATO DA SILVA CARVALHO, RENATO LULIA JACOB, RUBENS FOGLI NETTO, TATIANA GRECCO and TERESA CRISTINA ATHAYDE MARCONDES FONTES and elect CARLOS ORESTES VANZO, all of whom qualified below, for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders' Meeting of 2024, with the Board of Officers thus being composed as follows:

BOARD OF OFFICERS

Chief Executive Officer and Member of the Executive Committee: MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Officers and Members of the Executive Committee: ALEXANDRE GROSSMANN ZANCANI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 27.561.321-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 288.246.148-84, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; **ALEXSANDRO BROEDEL LOPES**, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/ES) No. 1.215.567, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; **ANDRÉ LUÍS TEIXEIRA RODRIGUES,** Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 35.318.961-3, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 799.914.406-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; **CARLOS FERNANDO ROSSI CONSTANTINI,** Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 23.943.904-11, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 166.945.868-76, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; **CARLOS ORESTES VANZO,** Brazilian, married, bachelor of laws, bearer of Identity Card (RG-SSP/SP) No. 19.972.959-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 122.230.988-27, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; **FLÁVIO AUGUSTO AGUIAR DE SOUZA,** Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 56.891.471-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 747.438.136-20,

domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; **JOSÉ VIRGILIO VITA NETO,** Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28.102.942-8, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; **MARINA FAGUNDES BELLINI,** Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 13.250.146-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 173.837.768-79, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PI, Parque Jabaquara, CEP 04344-902; **MATIAS GRANATA**, Argentinean, married, economist, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 228.724.568-56, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; **PEDRO PAULO GIUBBINA LORENZINI,** Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 12.276.359-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 103.594.548-79, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; **RICARDO RIBEIRO MANDACARU GUERRA,** Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 7.982.129, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 176.040.328-85, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, 12º andar, Parque Jabaquara, CEP 04344-902; and **SERGIO GUILLINET FAJERMAN,** Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 04.137.542-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 018.518.957-10, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PI, Parque Jabaquara, CEP 04344-902.

Officers: ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 22.346.052-7, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; **ÁLVARO FELIPE RIZZI RODRIGUES**, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/MG) No. M-6.087.593, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; **ANDRE BALESTRIN CESTARE,** Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.909.394-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 213.634.648-25, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; **DANIEL SPOSITO PASTORE,** Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 26.744.689-5, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 283.484.258-29, domiciled in the city and state of São Paulo at Praça Alfredo

Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; **EMERSON MACEDO BORTOLOTO**, Brazilian, married, data processing technologist, bearer of Identity Card (RG-SSP/SP) No. 22.587.899-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 186130758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; **ERIC ANDRÉ ALTAFIM,** Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 26.721.318-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 273.383.788-51, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Torre Sul, Itaim Bibi, CEP 04538-132; **JOSÉ GERALDO FRANCO ORTIZ JUNIOR,** Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 32.903.067-X, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 290.270.568-97, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; **LINEU CARLOS FERRAZ DE ANDRADE,** Brazilian, married, business administrator, bearer of Identity Card (RG-DETRAN/SP) No. 02.112.992-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 105.260.778-08, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; **LUCIANA NICOLA SCHNEIDER,** Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 29.629.386-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 270.049.978-63, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 6º andar, Parque Jabaquara, CEP 04344-902; **MAIRA BLINI DE CARVALHO,** Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 33.571.737-8, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 327.908.828-35, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; **MÁRIO NEWTON NAZARETH MIGUEL,** Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 029.362.315-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 216.756.218-70, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM, Parque Jabaquara, CEP 04344-902; **PAULO SERGIO MIRON**, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 16.191.136-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; **RENATO BARBOSA DO NASCIMENTO**, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 21.582.888-4, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; **RENATO DA SILVA CARVALHO,** Brazilian, married, production engineer, bearer of Identity Card (RG-IFP/RJ) No. 10.073.128-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 033.810.967-61, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Térreo, Parque Jabaquara, CEP 04344-902;

RENATO LULIA JACOB, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 13.598.470-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 118.058.578-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; **RUBENS FOGLI NETTO,** Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 16.775.917-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 255.989.658-36, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, Parque Jabaquara, CEP 04344-902; **TATIANA GRECCO**, Brazilian, married, civil construction technologist, bearer of Identity Card (RG-SSP/SP) No. 22.539.046-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132; and **TERESA CRISTINA ATHAYDE MARCONDES FONTES,** Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 30.246.165-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 307.447.828-48, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, CEP 04344-902.

6) To register (i) the submission of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and regulations in effect, particularly Resolution No. 4,970/21 of the National Monetary Council ("CMN") and Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission ("CVM"), including clearance certificates, and all these documents were filed at the Company's head office; and (ii) that the investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil ("BACEN").

7) To register (i) the transfer of the responsibilities for Client Registration in the National Financial System (SFN) – BACEN Resolution No. 179/22, Matters Related to the Brazilian Payments System (SPB) - BACEN Resolution No. 105/2021 and Selic Matters - BACEN Resolution No. 55/2020 from André Sapoznik to Lineu Carlos Ferraz de Andrade since March 3, 2023; (ii) the transfer of the responsibility for Client Registration in the National Financial System (SFN) – BACEN Resolution No. 179/22 from Lineu Carlos Ferraz de Andrade to Alexandre Grossman Zancani as of this date; (iii) the transfer of the responsibility for Selic Matters - BACEN Resolution No. 55/2020 from Lineu Carlos Ferraz de Andrade to Marina Fagundes Bellini as of this date; (iv) the transfer of the responsibility for Deposit Accounts – CMN Resolution No. 4,753/19 from André Luis Teixeira Rodrigues to Carlos Orestes Vanzo as of the date of his investiture; (v) the transfer of the responsibility for Prevention and Combat of Money Laundering (Law No. 9,613/98 and regulations in effect), from Matias Granata to José Geraldo Franco Ortiz Junior, as of this date; (vi) the assignment of the responsibility for the RDR System (System of Registration of Complaints and Requests) – BACEN Resolution No. 222/22 to Teresa Cristina Athayde Marcondes Fontes since January 2, 2023; and (vii) the write-off of the assignment of the responsibility for Matters Related to the Brazilian Payments System (SPB) - BACEN Resolution No. 105/2021

to Lineu Carlos Ferraz de Andrade due to the closing of the Company's banking reserve account.

8) In accordance with the rules of CMN, BACEN and CVM, to assign the responsibilities to the Company's officers, as follows:

ALEXANDRE GROSSMANN ZANCANI
Lease Portfolio – CMN Resolution No. 2,212/95;
Lease Department – CMN Resolution No. 4,977/21;
Real Estate Loan Portfolio – CMN Resolution No. 2,212/95;
Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12; and
Client Registration in the National Financial System (SFN) – BACEN Resolution No. 179/22.

ALEXSANDRO BROEDEL LOPES
Accounting Department – CMN Resolution No. 4,924/21 and BACEN Resolution No. 120/21; and
Unicad data update – BACEN Resolution No. 209/22.

ANDRÉ LUIS TEIXEIRA RODRIGUES
Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95.

CARLOS FERNANDO ROSSI CONSTANTINI
Adjustment of Products, Services and Operations to the Client's profile – CVM Resolution No. 30/21; and
Operations carried out with securities in regulated markets – CVM Resolution No. 35/21.

CARLOS ORESTES VANZO
Deposit Accounts – CMN Resolution No. 4,753/19
(and until his investiture, this responsibility will remain with André Luis Teixeira Rodrigues)

FLÁVIO AUGUSTO AGUIAR DE SOUZA
Rural Credit Department – CMN Resolution No. 4,883/20; and
Investment Portfolio – CMN Resolution No. 2,212/95.

MARINA FAGUNDES BELLINI
Selic Matters – BACEN Resolution No. 55/2020.

MATIAS GRANATA
Risk Management (CRO) - CMN Resolution No. 4,557/17;
Officer responsible for the internal control system – CMN Resolution No. 4,968/21; and
Procedures and internal controls related to securities traded in regulated markets – CVM Resolution No. 35/21.

PEDRO PAULO GIUBBINA LORENZINI
Repurchase Operations – CMN Resolution No. 3,339/06;
Loans and Securities Lending Operations – CMN Resolution No. 3,197/04;

Swap Operations – CMN Resolution No. CMN 3,505/07; and
Foreign Currency Market-related Operations – BACEN Resolution No. 277/22.

ADRIANO CABRAL VOLPINI
Cybersecurity Policy – CMN Resolution No. 4,893/21 and BACEN Resolution No. 85/21.

ERIC ANDRÉ ALTAFIM
Credit Derivatives Operations – CMN Resolution No. 2,933/02.

JOSÉ GERALDO FRANCO ORTIZ JUNIOR
Information Supply – BACEN Circular No. 3,504/10;
Prevention and Combat of Money Laundering (Law No. 9,613/98 and regulations in effect), also being responsible for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to money laundering prevention, counter terrorism financing and information privacy and security programs, with powers to appoint specific departments under his responsibility to act in relation to these powers; and
Institutional Policy of relationship with clients and users of Financial Products and Services - CMN Resolution No. 4,949/21.

LINEU CARLOS FERRAZ DE ANDRADE
Engagement of Bank Correspondents – CMN Resolution No. 4,935/21.

LUCIANA NICOLA SCHNEIDER
Officer responsible for the Environmental, Social and Climate Responsibility Policy (PRSAC) – CMN Resolution No. 4,945/21.

MARIO NEWTON NAZARETH MIGUEL
Amounts Receivable Information System and the Reporting to BACEN of Information Related to Amounts Returnable to Natural Persons and Legal Entities – BACEN Resolution No. 98/21.

RENATO DA SILVA CARVALHO
Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and
Credit Information System (SCR) – BACEN Circular No. 3,870/17.

RENATO LULIA JACOB
Head of Investor Relations – CVM Resolution No. 80/22.

RUBENS FOGLI NETTO
Compliance with BACEN's requirements related to issues concerning the arrangement – BACEN Resolution No. 150/21;
Compliance with the Rules related to the Payment Account – BACEN Resolution No. 96/21;
Open Finance Sharing – Joint Resolution No. 1/20;
Procedures for Authorizing and Cancelling the Authorization of Debits from Deposit Accounts and Payroll Account – CMN Resolution No. 4,790/20; and

Procedures for Authorizing and Cancelling the Authorization of Account Debits – BACEN Resolution No. 51/20.

TATIANA GRECCO
Determination of Minimum Limits and Standards –BACEN Resolution No. 69/21;
Determination and Reporting information on Risk-Weighted Assets (RWA) – BACEN Resolution No. 100/21;
Compliance with the Maximum Limits of Exposure per Client and Concentrated Exposures – CMN Resolution No. 4,677/18;
Disclosure of prudential information – CMN Resolution No. 4,557/17, Article 56-A;
Capital Risk Management – CMN Resolution No. 4,557/17, Article 47 and BACEN Resolution No. 84/21;
Recovery Plan – CMN Resolution No. 4,502/16;
Two-way guarantee margin requirement for derivative operations – CMN Resolution No. 4,662/18;
Procedures for reporting information on the exposures to the market risk to IRRBB and RWA for the purpose of calculating the Referential Equity, Tier I, Core Capital and Additional Tier I Capital – BACEN Resolution No. 84/21 and BACEN Regulatory Instruction No. 101/21; and
Reporting information on the control of the Exposure to Liquidity Risk and on the Liquidity Coverage Ratio (LCR) – BACEN Resolution No. 207/22.

TERESA CRISTINA ATHAYDE MARCONDES FONTES
RDR System (System of Registration of Complaints and Requests) – BACEN Resolution No. 222/22.

9) With respect to the Committees reporting to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders' Meeting of 2024:

AUDIT COMMITTEE

(i) To reelect **ALEXANDRE DE BARROS, LUCIANA PIRES DIAS, RICARDO BALDIN, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA** and **ROGÉRIO CARVALHO BRAGA** and elect **FERNANDO BARÇANTE TOSTES MALTA,** all qualified below;

(ii) To establish the following composition of the Audit Committee:

Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9, and enrolled with Individual Taxpayer's Registry (CPF) under the No. 036.221.618-50, domiciled in the city of London, United Kingdom, at 52 Canary View, 23 Dowells Street, SE10 9DY, being registered that, until her investiture, Gustavo Jorge Laboissière Loyola will remain as Chairman of the Audit Committee.

Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG- SSP/SP) No. 6.877.956-2, and enrolled with the Individual Taxpayer's Registry (CPF) under No. 040.036.688-63, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; **FERNANDO BARÇANTE TOSTES MALTA,** Brazilian, divorced, systems analyst, bearer of Identity Card (RG-IFP/RJ) No. 07.292.860-9, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; **LUCIANA PIRES DIAS**, Brazilian, single, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9 and enrolled with the Individual taxpayer's Registry (CPF) under No. 251.151.348-02, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 2.894, conjunto 73, Jardim Paulistano, CEP 01451-001; **RICARDO BALDIN**, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/RS) No. 100.555.326-6 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 163.678.040-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 09º andar, Parque Jabaquara, CEP 04344-902; and **ROGÉRIO CARVALHO BRAGA**, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 8.130.174-1 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 625.816.948-15, domiciled in the city of Santíago, Chile, at Avenida Presidente Riesco, 5733 Piso 20, Las Condes, 7561127.

(iii) To register the submission by the members of the Audit Committee of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and in regulations in effect, particularly CMN Resolutions No. 4,970/21 and No. 4,910/21, which shall be filed at the Company's head office, and that the investiture of the elected members will be formalized as soon as their elections are ratified by BACEN.

(iv) To register that **RICARDO BALDIN** is the Audit Committee's member of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert).

STRATEGY COMMITTEE

Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132.

Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902; **JOÃO MOREIRA SALLES**, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132; **RICARDO VILLELA MARINO**,

Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132; and **ROBERTO EGYDIO SETUBAL**, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 4.548.549-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132.

RISK AND CAPITAL MANAGEMENT COMMITTEE

Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1100, 2º andar, Leblon, CEP 22440-035.

Members: CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and **ROBERTO EGYDIO SETUBAL**, already qualified above.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, already qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; **ANA LÚCIA DE MATTOS BARRETTO VILLELA,** Brazilian, married, educator, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; **CANDIDO BOTELHO BRACHER**; and **FÁBIO COLLETTI BARBOSA**, both already qualified above.

RELATED PARTIES COMMITTEE

Chairman: FÁBIO COLLETTI BARBOSA, already qualified above.

Members: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA; and **PEDRO LUIZ BODIN DE MORAES**, already qualified above.

PERSONNEL COMMITTEE

Chairman: PEDRO MOREIRA SALLES, already qualified above.

Members: ALFREDO EGYDIO SETUBAL, already qualified above; **ANA LÚCIA DE MATTOS BARRETTO VILLELA**, already qualified above; **CESAR NIVALDO GON**, Brazilian, married, businessman, bearer of Identity Card (RG-SSP/SP) No. 19.772.487-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 154.974.508-57, domiciled in the city of Campinas, State of São Paulo (SP), at Rua Doutor Ricardo Benetton Martins, 1000, Prédio 23B, Polo II de Alta Tecnologia, CEP: 13086-902; and **FÁBIO COLLETTI BARBOSA**, already qualified above.

COMPENSATION COMMITTEE

Chairman: ROBERTO EGYDIO SETUBAL, already qualified above.

Members: GERALDO JOSÉ CARBONE, (non-management member), Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 8.534.857-0, enrolled with the Individual Taxpayer's Registry (CPF) under the No. 952.589.818-00, domiciled in the city and state of São Paulo at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; **CANDIDO BOTELHO BRACHER**; and **JOÃO MOREIRA SALLES**, both already qualified above.

ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE

Chairman: ALFREDO EGYDIO SETUBAL, already qualified above.

Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; **CANDIDO BOTELHO BRACHER**; **FÁBIO COLLETTI BARBOSA**; and **PEDRO MOREIRA SALLES**, all of whom already qualified above.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary of the Board, drafted this minute and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), April 25, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice-chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes – Board members

São Paulo (SP), April 27, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence